SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-1(a)

(Amendment No. 13)*

CLEARWIRE CORPORATION

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

18538Q 105

(CUSIP Number)

Michael J. Egan King & Spalding LLP 1180 Peachtree Street, N.E. Atlanta, Georgia 30309 (404) 572-4600

(Name, address and telephone number of Person

Authorized to Receive Notices and Communications)

David L. Caplan Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017	Robert B. Schumer Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019-6064	Arthur J. Steinhauer, Esq. Sabin, Bermant & Gould LLP Four Times Square New York, New York 10036

Steven C. Davis Davis Wright Tremaine LLP 1201 Third Avenue, Suite 2200 Seattle, Washington 98101

October 3, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:    ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 18538Q 105	13D	Page 1 of 18

(1)	Name of reporting person: Sprint Nextel Corporation
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds: Not Applicable
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Kansas
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 705,359,348*
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 705,359,348*
(11)	Aggregate amount beneficially owned by each reporting person: 705,359,348*
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☒**
(13)	Percent of class represented by amount in Row (11): 50.8%*
(14)	Type of reporting person: HC

*	See discussion in Items 4 through 6 of the Statement on Schedule 13D filed on December 5, 2008, as amended (the “Schedule 13D”). As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment No. 13 to Statement on Schedule 13D (this “Amendment”) nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No. 18538Q 105	13D	Page 2 of 18

(1)	Name of reporting person: Sprint HoldCo, LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds: WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 705,359,348*
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 705,359,348*
(11)	Aggregate amount beneficially owned by each reporting person: 705,359,348*
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☒**
(13)	Percent of class represented by amount in Row (11): 50.8%*
(14)	Type of reporting person: OO

*	See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No. 18538Q 105	13D	Page 3 of 18

(1)	Name of reporting person: Comcast Corporation
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds: WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Pennsylvania
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 88,504,132*
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 88,504,132*
(11)	Aggregate amount beneficially owned by each reporting person: 88,504,132*
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☒**
(13)	Percent of class represented by amount in Row (11): 13.0%*
(14)	Type of reporting person: CO

*	See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No. 18538Q 105	13D	Page 4 of 18

(1)	Name of reporting person: Comcast Wireless Investment, LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds: AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 88,504,132*
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 88,504,132*
(11)	Aggregate amount beneficially owned by each reporting person: 88,504,132*
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☒**
(13)	Percent of class represented by amount in Row (11): 13.0%*
(14)	Type of reporting person: OO

*	See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No. 18538Q 105	13D	Page 5 of 18

(1)	Name of reporting person: Time Warner Cable Inc.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds: WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 0
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 0
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): 0%
(14)	Type of reporting person: CO

CUSIP No. 18538Q 105	13D	Page 7 of 18

(1)	Name of reporting person: TWC Wireless Holdings I LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds: WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 0
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person:
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): 0%
(14)	Type of reporting person: OO

CUSIP No. 18538Q 105	13D	Page 8 of 18

(1)	Name of reporting person: TWC Wireless Holdings II LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds: WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 0
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 0
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): 0%
(14)	Type of reporting person: OO

CUSIP No. 18538Q 105	13D	Page 9 of 18

(1)	Name of reporting person: TWC Wireless Holdings III LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds: WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 0
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 0
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): 0%
(14)	Type of reporting person: OO

CUSIP No. 18538Q 105	13D	Page 10 of 18

(1)	Name of reporting person: Bright House Networks, LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds: WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 8,474,440*
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 8,474,440*
(11)	Aggregate amount beneficially owned by each reporting person: 8,474,440*
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☒**
(13)	Percent of class represented by amount in Row (11): 1.2%*
(14)	Type of reporting person: OO

*	See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No. 18538Q 105	13D	Page 11 of 18

(1)	Name of reporting person: BHN Spectrum Investments, LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds: WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 8,474,440*
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 8,474,440*
(11)	Aggregate amount beneficially owned by each reporting person: 8,474,440*
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☒**
(13)	Percent of class represented by amount in Row (11): 1.2%*
(14)	Type of reporting person: OO

*	See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No. 18538Q 105	13D	Page 12 of 18

(1)	Name of reporting person: Newhouse Broadcasting Corporation
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds: WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: New York
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 8,474,440*
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 8,474,440*
(11)	Aggregate amount beneficially owned by each reporting person: 8,474,440*
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☒**
(13)	Percent of class represented by amount in Row (11): 1.2%*
(14)	Type of reporting person: OO

*	See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No. 18538Q 105	13D	Page 13 of 18

(1)	Name of reporting person: Eagle River Holdings, LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds: WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Washington
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 34,026,470
	(8)	Shared Voting Power: *
	(9)	Sole dispositive power: 34,026,470
	(10)	Shared dispositive power: *
(11)	Aggregate amount beneficially owned by each reporting person: 34,026,470*
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☒**
(13)	Percent of class represented by amount in Row (11): 5.0%*
(14)	Type of reporting person: OO

*	See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No. 18538Q 105	13D	Page 14 of 18

(1)	Name of reporting person: Craig O. McCaw
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds: OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: United States
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 34,042,970
	(8)	Shared Voting Power: *
	(9)	Sole dispositive power: 34,042,970
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 34,042,970
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☒**
(13)	Percent of class represented by amount in Row (11): 5.0%*
(14)	Type of reporting person: IN

*	See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No. 18538Q 105	13D	Page 15 of 18

This Amendment No. 13 (this “Amendment”) amends and supplements the Statement on Schedule 13D which was jointly filed on December 5, 2008, as amended by Amendment No. 1 to the Statement on Schedule 13D which was jointly filed on February 27, 2009, as amended by Amendment No. 2 to the Statement on Schedule 13D which was jointly filed on November 12, 2009, as amended by Amendment No. 3 to the Statement on Schedule 13D which was jointly filed on December 22, 2009, as amended by Amendment No. 4 to the Statement on Schedule 13D which was jointly filed on December 7, 2010, as amended by Amendment No. 5 to the Statement on Schedule 13D which was jointly filed on December 14, 2010, as amended by Amendment No. 6 to the Statement on Schedule 13D which was jointly filed on May 13, 2011, as amended by Amendment No. 7 to the Statement on Schedule 13D which was jointly filed on June 8, 2011, as amended by Amendment No. 8 to the Statement on Schedule 13D which was jointly filed on December 16, 2011, as amended by Amendment No. 9 to the Statement on Schedule 13D which was jointly filed on February 24, 2012, as amended by Amendment No. 10 to the Statement on Schedule 13D which was jointly filed on March 14, 2012, as amended by Amendment No. 11 to the Statement on Schedule 13D which was jointly filed on June 15, 2012, and as amended by Amendment No. 12 to the Statement on Schedule 13D which was jointly filed on September 14, 2012 (collectively, the “Schedule 13D”) on behalf of Sprint Nextel Corporation, a Kansas corporation (“Sprint”), Sprint HoldCo, LLC, a Delaware limited liability company (“Sprint HoldCo” and together with Sprint, the “Sprint Entities”), Comcast Corporation, a Pennsylvania corporation (“Comcast”), Comcast Wireless Investment, LLC, a Delaware limited liability company (“Comcast LLC” and, collectively with Comcast, the “Comcast Entities”), Time Warner Cable Inc., a Delaware corporation (“TWC”), Time Warner Cable LLC, a Delaware limited liability company (“TWC LLC”), TWC Wireless Holdings I LLC, a Delaware limited liability company (“TWC I”), TWC Wireless Holdings II LLC, a Delaware limited liability company (“TWC II”), TWC Wireless Holdings III LLC, a Delaware limited liability company (“TWC III”), Bright House Networks, LLC, a Delaware limited liability company (“BHN”), BHN Spectrum Investments, LLC, a Delaware limited liability company (“BHN Spectrum”), Newhouse Broadcasting Corporation, a New York corporation (“NBCo”, and collectively with BHN and BHN Spectrum, the “BHN Entities”), Eagle River Holdings, LLC, a Washington limited liability company (“ERH”) and Craig O. McCaw, an individual (“Mr. McCaw” and, together with ERH, the “ERH Entities”), with respect to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Clearwire Corporation, a Delaware corporation (“Clearwire” or the “Issuer”). On September 30, 2012, TWC completed an internal corporate reorganization whereby TWC LLC distributed its 100% ownership interest in each of TWC I, TWC II and TWC III to TWC. We refer to TWC, TWC I, TWC II and TWC III collectively as the “TWC Entities”. We refer to the Sprint Entities, the Comcast Entities, the TWC Entities, the BHN Entities and the ERH Entities collectively as the “Reporting Persons” and to each as a “Reporting Person”. All capitalized terms used in this Amendment and not defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 1. Security and Issuer.

No material change.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is amended as follows:

(i)	The subheading “TWC LLC” under Item 2 and the text thereunder is deleted in its entirety.

(ii)	The text contained within Appendix C-2 of the Schedule 13D is deleted in its entirety and replaced with the following text: RESERVED.

(iii)	TWC LLC is deleted from the definition of the “TWC Entities”, and TWC, TWC I, TWC II and TWC III, shall hereinafter be collectively referred to as the “TWC Entities” for purposes of this Schedule 13D.

CUSIP No. 18538Q 105	13D	Page 16 of 18

Item 3. Source and Amount of Funds or Other Consideration.

No material change.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is amended and supplemented by adding the following information:

On October 3, 2012, the TWC Entities sold 46,404,782 shares of Class A Common Stock (which shares constituted all of the shares of the Class A Common Stock previously held by the TWC Entities) in a block sale to a third party at a price per share of $1.37. Accordingly, the TWC Entities no longer hold any securities of the Issuer.

On September 18, 2012, Comcast LLC provided Clearwire and Clearwire Communications with a written notice of its intent to exchange all of the shares of Class B Common Stock of Clearwire together with all of the Class B Common Units of Clearwire Communications held by Comcast LLC into an equal number of shares of Class A Common Stock of Clearwire (the “Comcast Exchange”). The Comcast Exchange was completed on September 27, 2012.

Item 5. Interest in Securities of the Issuer.

Item 5(a), (b) (c) and (e) of the Schedule 13D are hereby replaced in their entirety with the following:

(a)-(b) As of October 3, 2012, each of the Reporting Persons (except the TWC Entities) may be deemed to have beneficial ownership (within the meaning of Rule 13d-3 under the Act) and shared power to vote or direct the vote of up to the amounts listed in the table below and may be deemed to constitute a “group” under Section 13(d) of the Act.

CUSIP No. 18538Q 105	13D	Page 17 of 18

Reporting Person (1)	Class A Common Stock	% of Class A (2)	Class B Common Stock	% of Class B (2)	% Voting
Sprint Entities (3)	705,359,348	50.8%	705,359,348	90.2%	48.1%
Comcast (4)	88,504,132	13.0%	—	—%	6.0%
Comcast LLC (5)	88,504,132	13.0%	—	—%	6.0%
ERH(6)	34,026,470	5.0%	2,728,512	*	2.3%
TWC	—	—%	—	—%	—%
TWC I	—	—%	—	—%	—%
TWC II	—	—%	—	—%	—%
TWC III	—	—%	—	—%	—%
Craig O. McCaw (7)	34,042,970	5.0%	2,728,512	*	2.3%
BHN Entities (8)	8,474,440	1.2%	8,474,440	1.1%	*

*	Less than 1%
(1)	By virtue of the Equityholders’ Agreement, each of the Reporting Persons (except the TWC Entities), together with the Intel Entities, Intel Capital, Intel Cayman, and Middlefield, may be deemed to be a member of a “group” under Section 13(d) of the Act, which may be deemed to beneficially own, have shared power to vote or direct the vote over and have shared dispositive power over 705,359,348 shares of Class A Common Stock beneficially owned by the Sprint Entities, 94,076,878 shares of Class A Common Stock beneficially owned by Intel (which includes 25,098,733 shares of Class A Common Stock held by Intel Capital, 3,333,333 shares of Class A Common Stock held by Intel Cayman, and 65,644,812 shares of Class B Common Stock held by the Intel Entities), 88,504,132 shares of Class A Common Stock beneficially owned by the Comcast Entities, 34,026,470 shares of Class A Common Stock beneficially owned by ERH (which includes 375,000 shares of Class A Common Stock issuable on exercise of warrants issued to ERH), and 8,474,440 shares of Class A Common Stock beneficially owned by the BHN Entities. As described in Item 6 of the Schedule 13D, the Equityholders’ Agreement includes a voting agreement under which such Equityholders and their respective affiliates share the ability to elect a majority of the Issuer’s directors. The persons listed in the table disclaim beneficial ownership of the shares of capital stock beneficially owned by such other Equityholders (other than the shares of capital stock beneficially owned by their affiliates).
(2)	Shares of Class A Common Stock beneficially owned and the respective percentages of beneficial ownership of Class A Common Stock assumes the conversion of all shares of Class B Common Stock beneficially owned by such person or entity into Class A Common Stock, and the exercise of all options, warrants and other securities convertible into common stock beneficially owned by such person or entity currently exercisable or exercisable within 60 days of October 3, 2012. Shares issuable pursuant to the conversion of Class B Common Stock or the exercise of stock options and warrants exercisable within 60 days are deemed outstanding and held by the holder of such shares of Class B Common Stock, options or warrants for computing the percentage of outstanding common stock beneficially owned by such person, but are not deemed outstanding for computing the percentage of outstanding common stock beneficially owned by any other person. The respective percentages of beneficial ownership of Class A Common Stock and Class B Common Stock are based on 682,758,735 shares of Class A Common Stock and 782,207,112 shares of Class B Common Stock outstanding after giving effect to the Comcast Exchange (based on 594,254,603 shares of Class A Common Stock and 870,711,244 shares of Class B Common Stock reported by the Issuer on September 27, 2012 as outstanding as of September 21, 2012).
(3)	Consists of 705,359,348 shares of Class B Common Stock beneficially owned by Sprint HoldCo.
(4)	Consists of 88,504,132 shares of Class A Common Stock beneficially owned by Comcast LLC. By virtue of the fact that Comcast LLC is a wholly-owned subsidiary of Comcast, Comcast may be deemed to have shared voting and dispositive power with respect to the shares of Class A Common Stock owned by Comcast LLC. Shares of Class A Common Stock beneficially owned reflect the completion of the Comcast Exchange as more fully described in Item 4 above.
(5)	Consists of 88,504,132 shares of Class A Common Stock beneficially owned by Comcast LLC. Shares of Class A Common Stock beneficially owned reflect the completion of the Comcast Exchange as more fully described in Item 4 above.
(6)	Consists of 30,922,958 shares of Class A Common Stock beneficially owned by ERH, 375,000 shares of Class A Common Stock issuable on exercise of warrants, and 2,728,512 shares of Class B Common beneficially owned by ERH. ERH is controlled by Mr. McCaw. The manager of ERH is Eagle River Inc., an entity controlled by and wholly-owned by Mr. McCaw.

CUSIP No. 18538Q 105	13D	Page 18 of 18

(7)	Consists of 16,500 shares of Class A Common Stock beneficially owned by Mr. McCaw, 30,922,958 shares of Class A Common Stock beneficially owned by ERH, 375,000 shares of Class A Common Stock issuable on exercise of warrants issued to ERH, and 2,728,512 shares of Class B Common.
(8)	Consists of 8,474,440 shares of Class B Common Stock beneficially owned by the BHN Entities.

Except as set forth or incorporated herein or in the Appendices to the Schedule 13D, none of (i) the Reporting Persons, (ii) to the Sprint Entities’ knowledge, the persons set forth on Appendix A-1 and A-2 of the Schedule 13D, (iii) to the Comcast Entities’ knowledge, the persons set forth on Appendices B-1 and B-2 of the Schedule 13D, (iv) to the TWC Entities’ knowledge, the persons set forth on Appendices C-1 through C-5 of the Schedule 13D and (v) to the BHN Entities’ knowledge, the persons set forth on Appendices D-1 through D-3 of the Schedule 13D, beneficially owns any shares of Class A Common Stock as of October 3, 2012.

In addition to the beneficial ownership of the Reporting Persons described herein, the Intel Entities, Intel Capital, Intel Cayman and Middlefield may be deemed to be members of a “group” under Section 13(d) of the Act with the Reporting Persons by virtue of the Equityholders’ Agreement and have reported their beneficial ownership of securities of the Issuer separately, including the disclosure contained in Amendment No. 14 to Statement on Schedule 13D filed on September 14, 2012 (the “Intel 13D/A”). The Intel 13D/A reports beneficial ownership of 94,076,878 shares of Class A Common Stock (which consists of 25,098,733 shares of Class A Common Stock held by Intel Capital, 3,333,333 shares of Class A Common Stock held by Intel Cayman and 65,644,812 shares of Class B Common Stock held by the Intel Entities). This beneficial ownership represents 12.6% of the Class A Common Stock after giving effect to the Comcast Exchange.

(c) On October 3, 2012, the TWC Entities sold 46,404,782 shares of Class A Common Stock (which shares constituted all of the shares of Class A Common Stock previously held by the TWC Entities) in a block sale to a third party at a price per share of $1.37. Accordingly, the TWC Entities no longer hold any securities of the Issuer.

On September 27, 2012, the Comcast Exchange was completed as more fully described in Item 4 above.

Except as set forth or incorporated herein or in the Appendices to the Schedule 13D, none of (i) the Reporting Persons, (ii) to the Sprint Entities’ knowledge, the persons set forth on Appendices A-1 and A-2 of the Schedule 13D, (iii) to the Comcast Entities’ knowledge, the persons set forth on Appendices B-1 and B-2 of the Schedule 13D, (iv) to the TWC Entities’ knowledge, the persons set forth on Appendices C-1 through C-5 of the Schedule 13D and (v) to the BHN Entities’ knowledge, the persons set forth on Appendices D-1 through D-3 of the Schedule 13D, has effected any transaction in Class A Common Stock during the 60 days prior to October 3, 2012.

(e) On October 3, 2012, the TWC Entities ceased to be the beneficial owner of more than 5% of Class A Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material change.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

99.28	Exchange Notice to Clearwire Communications LLC and Clearwire Corporation from Comcast Wireless Investment, LLC dated September 18, 2012, pursuant to Section 7.9(c) of the Operating Agreement

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 3, 2012

Sprint Nextel Corporation

By	/s/ Timothy P. O’Grady
Name: Timothy P. O’Grady
Title: Vice President

Sprint HoldCo, LLC

By	/s/ Timothy P. O’Grady
Name: Timothy P. O’Grady
Title: Vice President

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 3, 2012

Comcast Corporation

By	/s/ Arthur R. Block
Name: Arthur R. Block
Title: Senior Vice President

Comcast Wireless Investment, LLC

By	/s/ Arthur R. Block
Name: Arthur R. Block
Title: Senior Vice President

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 3, 2012

Time Warner Cable Inc.

By	/s/ Satish Adige
Name: Satish Adige
Title: Senior Vice President, Investments

TWC Wireless Holdings I LLC

By	/s/ Satish Adige
Name: Satish Adige
Title: Senior Vice President, Investments

TWC Wireless Holdings II LLC

By	/s/ Satish Adige
Name: Satish Adige
Title: Senior Vice President, Investments

TWC Wireless Holdings III LLC

By	/s/ Satish Adige
Name: Satish Adige
Title: Senior Vice President, Investments

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 3, 2012

Bright House Networks, LLC

By	/s/ Donald E. Newhouse
Name: Donald E. Newhouse
Title: Vice President

BHN Spectrum Investments, LLC

By	/s/ Donald E. Newhouse
Name: Donald E. Newhouse
Title: Vice President

Newhouse Broadcasting Corporation

By	/s/ Donald E. Newhouse
Name: Donald E. Newhouse
Title: Vice President

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 3, 2012

Eagle River Holdings, LLC

By	/s/ Amit Mehta
Name: Amit Mehta
Title: VP

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 3, 2012

Craig O. McCaw

By	/s/ Craig O. McCaw
Name: Craig O. McCaw

EXHIBIT INDEX

Exhibit	Description

99.1	Transaction Agreement and Plan of Merger, dated as of May 7, 2008, by and among Sprint Nextel Corporation, Clearwire Corporation, Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Google Inc., and Intel Corporation (incorporated herein by reference to Exhibit 2.1 of Clearwire Corporation’s Current Report on Form 8-K filed May 7, 2008)

99.2	Amendment No. 1 to the Transaction Agreement and Plan of Merger, dated as of November 21, 2008, by and among Sprint Nextel Corporation, Clearwire Corporation, Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Google Inc., and Intel Corporation (incorporated herein by reference to Exhibit 2.1 of Clearwire Corporation’s Current Report on Form 8-K filed December 1, 2008)

99.3	Equityholders’ Agreement, dated as of November 28, 2008, by and among Clearwire Corporation, Sprint HoldCo, LLC, Eagle River Holdings, LLC, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Wireless Investment Corporation 2008B, Intel Capital Wireless Investment Corporation 2008C, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc., Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Google Inc., TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, BHN Spectrum Investments, LLC and, for the limited purpose of Sections 2.13, 2.14, 2.15 and Article 4, Sprint Nextel Corporation (incorporated herein by reference to Exhibit 4.1 of Clearwire Corporation’s Current Report on Form 8-K filed December 1, 2008)

99.4	Strategic Investor Agreement, dated as of November 28, 2008, by and among Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, BHN Spectrum Investments, LLC, Google Inc., Comcast Corporation, Time Warner Cable Inc. and Bright House Networks, LLC*

99.5	Registration Rights Agreement, dated as of November 28, 2008, among Clearwire Corporation, Sprint Nextel Corporation, Eagle River Holdings, LLC, Intel Corporation, Comcast Corporation, Google Inc., Time Warner Cable Inc. and BHN Spectrum Investments LLC (incorporated herein by reference to Exhibit 4.2 of Clearwire Corporation’s Current Report on Form 8-K filed December 1, 2008)

99.6	Amended and Restated Operating Agreement of Clearwire Communications LLC, dated as of November 28, 2008 (incorporated herein by reference to Exhibit 10.1 of Clearwire Corporation’s Current Report on Form 8-K filed December 1, 2008)

99.7	Joint Filing Agreement, dated as of November 28, 2008, among the Reporting Persons and, solely for purposes of Sections 7, 8, 9 and 10, the Intel Entities, Intel Capital, Intel Cayman and Middlefield*

99.8	Investment Agreement, dated as of November 9, 2009, by and among Sprint Nextel Corporation, Clearwire Corporation, Clearwire Communications LLC, Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Eagle River Holdings, LLC and Intel Corporation (incorporated herein by reference to Exhibit 10.1 of Sprint Nextel Corporation’s Current Report on Form 8-K filed November 10, 2009)

99.9	Non-Unanimous Written Consent to Action in Lieu of Special Meeting of the Stockholders of Clearwire Communication, dated as of November 9, 2009, executed by Sprint HoldCo, LLC, Eagle River Holdings, LLC, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Wireless Investment Corporation 2008B, Intel Capital Wireless Investment Corporation 2008C, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc., Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Google Inc., TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC and BHN Spectrum Investments, LLC*

99.10	Unanimous Consent and Waiver, dated as of November 9, 2009, by and among Clearwire Corporation, Sprint HoldCo, LLC, Eagle River Holdings, LLC, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Wireless Investment Corporation 2008B, Intel Capital Wireless Investment Corporation 2008C, Intel Capital Corporation,

Exhibit	Description

Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc., Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Google Inc., TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, BHN Spectrum Investments, LLC and, for the limited purpose of Sections 2.13, 2.14, 2.15 and Article 4, Sprint Nextel Corporation*

99.11	Form of Lock-up Agreement, dated as of December 1, 2010*

99.12	Form of Preemptive Rights Waiver, dated as of December 1, 2010*

99.13	Amendment to Equityholders’ Agreement, dated as of December 8, 2010, by and among Clearwire Corporation, Sprint HoldCo, LLC, Eagle River Holdings, LLC, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Wireless Investment Corporation 2008B, Intel Capital Wireless Investment Corporation 2008C, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc. and Comcast Corporation, as Strategic Investor Representative (incorporated herein by reference to Exhibit 4.11 of Clearwire Corporation’s Current Report on Form 8-K filed December 13, 2010)

99.14	Letter to Clearwire Corporation from Sprint Nextel Corporation, dated June 1, 2011, pursuant to Section 2.13(j) of the Equityholders’ Agreement*

99.15	Commitment Agreement, dated November 30, 2011, by and among Clearwire Corporation, Clearwire Communications LLC, Sprint HoldCo, LLC and Sprint Nextel Corporation (including the Note attached as Exhibit B) (incorporated herein by reference to Exhibit 10.1 of Clearwire Corporation’s Current Report on Form 8-K filed December 5, 2011)

99.16	Letter Agreement, dated November 30, 2011, by and among Clearwire Corporation, Clearwire Communications, LLC, Sprint HoldCo, LLC and Sprint Nextel Corporation (incorporated herein by reference to Exhibit 10.2 of Clearwire Corporation’s Current Report on Form 8-K filed December 5, 2011)

99.17	Letter to Clearwire Corporation from Sprint Nextel Corporation, dated December 12, 2011, regarding Notice of Exercise of Preemptive Rights*

99.18	Investment Agreement, dated December 13, 2011, by and among Clearwire Corporation, Clearwire Communications LLC and Sprint HoldCo, LLC*

99.19	Form of 2011 Lock-Up Agreement*

99.20	Non-Unanimous Written Consent to Action in Lieu of Special Meeting of the Stockholders of Clearwire Corporation, dated December 7, 2011, executed by Sprint HoldCo, LLC, Comcast Corporation, as Strategic Investor Representative, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Wireless Investment Corporation 2008B, Intel Capital Wireless Investment Corporation 2008C, Intel Capital Corporation, Intel Capital (Cayman) Corporation and Middlefield Ventures, Inc.*

99.21	Letter to the Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Advance/Newhouse Partnership and Intel Corporation from Google Inc., dated February 7, 2012, pursuant to Section 5(a) of the Strategic Investor Agreement*

99.22	Letter to Sprint Nextel Corporation, Eagle River Holdings, LLC, Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Advance/Newhouse Partnership and Intel Corporation from Google Inc., dated February 16, 2012, pursuant to Section 3.3 of the Equityholders’ Agreement*

99.23	Letter to Clearwire Corporation from Sprint Nextel Corporation, dated June 8, 2012, pursuant to Section 2.13(j) of the Equityholders’ Agreement*

99.24	Letter to Comcast Corporation and Bright House Networks, LLC from TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC and TWC Wireless Holdings III LLC dated August 29 , 2012, pursuant to Section 5(a) of the Strategic Investor Agreement*

99.25	Request Notice to Clearwire from TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC and TWC Wireless Holdings III LLC dated August 29 , 2012, pursuant to Section 3(c)(ii) and (d) of the Registration Rights Agreement*

99.26	Exchange Notice to Clearwire Communications LLC and Clearwire Corporation dated September 4, 2012, pursuant to Section 7.9(c) of the Operating Agreement*

99.27	Letter to Sprint Nextel Corporation, Eagle River Holdings, LLC, Comcast Corporation, Bright House Networks, LLC and Intel Corporation from TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC and TWC Wireless Holdings III LLC dated September 7, 2012, pursuant to Section 3.3 of the Equityholders’ Agreement*

99.28	Exchange Notice to Clearwire Communications LLC and Clearwire Corporation from Comcast Wireless Investment, LLC dated September 18, 2012, pursuant to Section 7.9(c) of the Operating Agreement

*	Previously filed.